Exhibit 12

STATEMENT REGARDING COMPUTATION OF RATIO/DEFICIENCY OF EARNINGS TO FIXED CHARGES

( In Thousands)

	Three Months Ended	For the Year Ended December 31,
	March 31, 2012	2011	2010	2009	2008	2007
Earnings (loss):
Income (loss) before income taxes	$11,450	$(52,040)	$(61,595)	$(53,168)	$(70,162)	$(82,269)
Add: Fixed Charges	5	163	159	146	150	177

Total earnings (loss)	$11,455	$(51,877)	$(61,436)	$(53,022)	$(70,012)	$(82,092)

Fixed Charges:
Interest within rental expense	$5	$163	$159	$146	$150	$177

Total Fixed Charges	$5	$163	$159	$146	$150	$177

Ratio of earnings to fixed charges	2,291x	—	—	—	—	—

Deficiency of earnings available to cover fixed charges		$(52,040)	$(61,595)	$(53,168)	$(70,162)	$(82,269)